Leonard E. Neilson
A PROFESSIONAL CORPORATION
LEONARD E. NEILSON	8160 South Highland Drive, Suite 104
Attorney at Law	Sandy, Utah 84093
Telephone: (801) 733-0800
Fax: (801) 733-0808
E-mail: LNeilsonLaw@aol.com

October 29, 2014

Securities and Exchange Commission
Division of Corporation Finance
Attn:  Joanna Lam
100 F Street, NE
Washington, D.C. 20549-7010

Re:	Canyon Gold Corp.
SEC File No. 000-54851
SEC comment letter dated October 16, 2014
Request for extension of time to file response

Dear Ms. Lam:

On October 16, 2014, you delivered a letter to Canyon Gold Corp. (“Canyon Gold”) concerning Canyon Gold’s Form 10-K for the year ended April 30, 2014 and Form 10-Q for the quarter ended July 31, 2014.  Canyon Gold is currently working diligently to complete and file its response to your letter.  However, as of this date Canyon Gold has not finalized its response and is in need of additional time to compile the necessary information and documents to adequately respond to your comment letter and file the subject reports.

Because Canyon Gold is unable to respond to your letter within the time parameters set forth therein, we respectfully request that Canyon Gold be given an additional 10 business days to complete and file its response.  If you have any questions or wish to discuss this matter further, please contact the undersigned at your convenience.

Sincerely,

/S/ Leonard E. Neilson
Leonard E. Neilson
Attorney at Law